2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining provides update on Neves-Corvo zinc operations

January 24, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or "the Company") is pleased to announce that its zinc processing facility at the Neves-Corvo operations in Portugal is now operating at the designed production and metallurgical performance levels, just 5 months from the commissioning date. João Carrêlo, Executive Vice-President and Chief Operating Officer for Iberian Operations, said "The zinc plant has consistently performed at the designed production rate with the recovery of zinc metal into concentrate exceeding 80%, at the targeted zinc concentrate grade of approximately 50%, since December 5th, 2006. This is substantially ahead of the typical 12 to 18 month ramp-up time for similar base metal process plants around the world and is attributable to the hard work of the employees at the plant and the metallurgical consultants who assisted us on the project".

Zinc production at the Neves-Corvo mine came in slightly earlier than planned in July of 2006, and the mine is forecast to produce 25,000 tonnes of zinc metal in concentrate for 2007. Mr. Carrêlo also added that, "We are at present completing the design and engineering requirements to increase annual zinc production to 50,000 tonnes of zinc metal and will be selecting an engineering firm the week of the 23rd of January to review opportunities to expand production even further. The new reserves and resources of the zinc rich zones in Neves-Corvo will be published shortly, however, it is safe to say that the information to date supports considering a substantial increase to the zinc production at Neves-Corvo while maintaining and/or increasing the output of copper at the mine".

Lundin Mining is a rapidly growing, mid-tier mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. In addition to the Neves-Corvo mine in Portugal, the Company operates the Zinkgruvan and Storliden mines in Sweden and the Galmoy mine in Ireland.

For further information, please contact:

Catarina Ihre, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations: 1-604-689-7842
Ron Ewing, Vice-President: 1-604-681-1337

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.